EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision for income tax	$234	$291	$232	$183	$91
Fixed charges	297	353	359	350	358
Income from continuing operations before provision for income tax and fixed charges	$531	$644	$591	$533	$449

Fixed charges:
Interest expense	$297	$353	$359	$350	$358

Ratio of earnings to fixed charges	1.8	1.8	1.6	1.5	1.3

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